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                                                                 EXHIBIT (A)(14)

FOR IMMEDIATE RELEASE

Contact:  Georgina Challis-212-536-5199

  VNU N.V. ANNOUNCES ACCEPTANCE FOR PURCHASE AND PAYMENT OF SHARES OF NIELSEN
                                 MEDIA RESEARCH

    NEW YORK, NEW YORK, OCTOBER 26, 1999--VNU N.V. announced today that its indirect wholly owned subsidiary, Niner Acquisition, Inc., has accepted for purchase and payment, pursuant to its tender for all of the outstanding shares of common stock of Nielsen Media Research, Inc. (NYSE: NMR) at $37.75 per share net to the seller in cash, all shares of Nielsen Media Research which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on October 25, 1999. VNU believes that approximately 54,733,956 Nielsen Media Research shares, or 94.8% of the total issued and outstanding Nielsen Media Research shares, were validly tendered pursuant to the tender offer and not withdrawn (including shares pursuant to guarantee of delivery). Payment for the tendered shares accepted in the offer will be made as soon as practicable following the expiration date of the offer.

    The tender offer will be followed by a merger of Niner Acquisition, Inc. with and into Nielsen Media Research. Pursuant to the merger, those Nielsen Media Research stockholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Delaware law will have their shares converted into the right to receive $37.75 per share net to each stockholder in cash. Payment of such amount will be made following the merger upon proper presentation of certificates representing their shares to The Bank of New York, the Paying Agent for the Merger, together with a properly completed letter of transmittal thereof.

    VNU N.V. is a Netherlands-based international publishing and information company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research, Inc. is the leading provider of television audience measurement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language televison, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at HTTP://WWW.NIELSENMEDIA.COM.

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